Exhibit 99.1

GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

Company Registration No. 201541844C

Registered Office:

8 Amoy Street #01-01

Singapore 049950

NOTICE OF EXTRA ORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extra Ordinary General Meeting (the “EGM”) of Genius Group Limited (the “Company”) will be convened and held by way of electronic means on 16 February 2023 at 9:00 p.m. (Singapore time), for the purpose of considering and if thought fit, passing, with or without amendments, the resolutions below:

SPECIAL BUSINESS

1.

To approve the share consolidation

(a)       authority be and is hereby given for all the ordinary shares in the capital of the Company (“Ordinary Shares”) issued to shareholders of the Company (“Shareholders”) as at the Share Consolidation Books Closure Date to be consolidated by consolidating every Ten (10) existing Ordinary Shares held by each Shareholder as at the Share Consolidation Record Date (as defined below) into one (1) Consolidated Share (the “Proposed Share Consolidation”);

(b)       any fractions of Consolidated Shares which may arise from the Proposed Share Consolidation shall be disregarded, and all fractional entitlements arising from the implementation of the Proposed Share Consolidation shall be dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company, including (i) disregarding the fractional entitlements, or (ii) aggregating and selling the same and retaining the net proceeds for the benefit of the Company;

(c)       the Directors and each of them be and are hereby authorised to fix the Share Consolidation Books Closure Date and the date on which the Consolidated Shares will trade on the NYSE Market in their absolute discretion as they deem fit; and file with the NYSE American an Additional Listing Application reporting the ratio of the Proposed Share Consolidation as a reverse stock split;

(d)       any Director be and is hereby authorized to take such steps, enter into all such transactions, arrangements and agreements and execute all such documents as may be advisable, necessary or expedient for the purposes of giving effect to the Proposed Share Consolidation, with full power to assent to any condition, amendment, alteration, modification or variation as may be required by the relevant authorities or as such Directors or any of them may deem fit or expedient or to give effect to this Ordinary Resolution; and

(e)       in this Resolution:

“Consolidated Share” means the ordinary shares in the capital of the Company after the completion of the Proposed Share Consolidation; and

“Share Consolidation Record Date” means a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the Shareholders to the Consolidated Shares pursuant to the Proposed Share Consolidation.

(Ordinary Resolution 1)

2.

To approve the share repurchase mandate

(a) for the purposes of Sections of the Companies Act, 1967 of Singapore (the “Act”) the exercise by the Directors of the Company of all of the powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company (“Ordinary Shares”) not exceeding in aggregate the Share Repurchase Prescribed Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchases transacted on the NYSE Market and in compliance with the requirements of Rule 10b-18 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder), and, in all cases, in accordance with all laws and the regulations and rules of the NYSE Market as may be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Repurchase Mandate”);

(b) any Ordinary Share purchased or acquired by the Company pursuant to the Share Repurchase Mandate shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Singapore Companies Act, 1967;

(c) unless varied or revoked by an ordinary resolution of the shareholders of the Company in a general meeting, the authority conferred on the Directors pursuant to the Share Repurchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earliest of:

(i) the date on which the next annual general meeting of the Company is held;

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(iii) the date on which the share purchases pursuant to the Share Repurchase Mandate are carried out to the full extent mandated; or

(iv) the date on which the authority pursuant to the Share Repurchase Mandate is varied or revoked;

(d) the Directors and each of them be and are hereby authorized to do all acts and things (including, without limitation, executing all such documents as may be required, including all filings required to be made pursuant to the requirements of the Exchange Act) as they or each of them deem desirable, necessary or expedient to give effect to the transactions contemplated and/or authorized by this resolution as they or each of them may in their or each of their absolute discretion deem fit in the interests of the Company; and

(e) in this Resolution:

“Share Repurchase Prescribed Limit” means the number of issued Ordinary Shares representing 10% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date), unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Singapore Companies Act, 1967, at any time during the Relevant Period, in which event the total number of Ordinary Shares shall be taken to be the total number of Ordinary Shares as altered;

“Relevant Period” means the period commencing from the date of passing of this Resolution and expiring on the date on which the next annual general meeting of the Company is held or is required by law to be held, whichever is the earlier;

“Maximum Price” means an amount (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which may be paid for an Ordinary Share purchased or acquired by the Company pursuant to the Share Repurchase Mandate, not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Ordinary Shares quoted or reported on the NYSE Market, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is; and

(e) the Directors and each of them be and are hereby authorized to do all acts and things (including, without limitation, executing all such documents as may be required, including all filings required to be made pursuant to the requirements of the Exchange Act) as they or each of them deem desirable, necessary or expedient to give effect to the transactions contemplated and/or authorized by this resolution as they or each of them may in their or each of their absolute discretion deem fit in the interests of the Company.

(Ordinary Resolution 2)

Notes relating to the proposed Resolutions:

Ordinary Resolution 1 - the Proposed Share Consolidation

Background

The Directors are seeking Shareholder’ approval to consolidate its share capital through the consolidation of every twenty (10) Ordinary Shares of the Company into one (1) Ordinary Share of the Company effective immediately after the Share Consolidation Record Date. If Resolution 1 is passed, the number of Ordinary Shares on issue will be reduced from 37,750,994 to approximately 3,775,099 (disregarding fractional entitlements and before any buy-back and cancellation of forfeited and unallocated Employee Loan Shares).

Purpose of proposed Resolution

The Directors believe that the Proposed Share Consolidation will result in a more appropriate and effective capital structure for the Company and a resultant trading price for the consolidated Ordinary Shares that would be more appealing to a wider range of investors, particularly institutional investors, globally.

The Company currently has 37,750,994 Shares on issue, which for a company of its size, is a very large number and subjects Shareholders to several disadvantages, including:

• Poor market perception as investors equate the low Share price with the perception of a troubled or poorly performing company;

• Vulnerability to speculative day-trading and short selling, which generates Share price volatility;

• The large number of Shares on issue is disproportionate to that of comparable companies; and

• discouraging quality, long term institutional investors, equity funds and lending institutions seeking stability and long-term growth.

The Board believes these factors can be minimised by the Proposed Share Consolidation.

Effect of the Share Consolidation

If Resolution 1 is approved, every ten (10) Shares on issue will be consolidated into one (1) Share (fractional entitlements to be disregarded). Overall, this will result in the number of Shares on issue reducing from 37,750,994 to approximately 3,775,099 (disregarding fractional entitlements and before any buy-back and cancellation of forfeited and unallocated Employee Loan Shares).

As the Share Consolidation applies equally to all Shareholders, individual Shareholdings will be reduced in the same ratio as the total number of Shares (fractional entitlements being disregarded). Accordingly, subject to disregarding of fractional entitlements, the Proposed Share Consolidation will have no effect on the percentage interest in the Company of each Shareholder.

Employee Options, Rights and Loan Shares

As at the date of this Notice of Meeting, the Company has Options, RSU and Convertible Loan Shares. If the Proposed Share Consolidation is approved, the Options, Rights , RSU and Employee Loan Shares will also be re-organised in accordance with the terms and conditions of the applicable Listing Rules of the NYSE Market. The number of Options, Rights , RSU and Employee Loan Shares will be consolidated in the same ratio as the Shares and the exercise price of Options and Employee Loan Shares or RSU will be amended in inverse proportion to that ratio.

Rounding and Fractional entitlements

Shareholders should note that the number of Consolidated Shares which they will be entitled to pursuant to the Proposed Share Consolidation, based on their holdings of existing Ordinary Shares as at the Share Consolidation Record Date, will be rounded down to the nearest whole Consolidated Share and any fractions of Consolidated Shares arising from the Proposed Share Consolidation will be disregarded. All fractional entitlements arising from the implementation of the Proposed Share Consolidation will be aggregated and/or dealt with in such manner as the Directors may, in their absolute discretion, deem appropriate in the interests of the Company, including (i) disregarding the fractional entitlements, or (ii) aggregating and selling the same and retaining the net proceeds for the benefit of the Company. Affected Shareholders will not be paid for any fractions of a Consolidated Share which are disregarded or any of the proceeds arising from any aggregation and sale of such fractions. Where a Shareholder's holding would be less than one (1) Share as a result of the Share Consolidation (or less than 10pre-Share Consolidation), no Shares will be held by that Shareholder after the Share Consolidation.

Ordinary Resolution 2 – the Share Repurchase Mandate

Background

The Directors are seeking Shareholder’ approval for the adoption of the Share Repurchase Mandate, to enable the Company to purchase or otherwise acquire its Ordinary Shares in accordance with, and in the manner prescribed by, Singapore law. If approved by the Shareholders at the EGM, the authority conferred by the Share Repurchase Mandate will take effect from the date of the EGM and continue in force until the date on which the next annual general meeting is held or required by law to be held, unless prior thereto, purchases or acquisitions of Ordinary Shares by the Company pursuant to the Share Repurchase Mandate have been carried out to the full extent mandated, or the authority conferred by the Share Repurchase Mandate is revoked or varied by Shareholders in a general meeting.

Sources of Funds

The Company may purchase or acquire its own Ordinary Shares out of the Company’s capital, as well as from its profits, so long as the Company is solvent. The Company may use internal resources and/or external borrowings to finance purchases or acquisitions of its Ordinary Shares pursuant to the Share Repurchase Mandate. The Directors do not propose to exercise the Share Repurchase Mandate in a manner and to such extent that the financial position of the Group would be materially adversely affected.

Financial Effects of the Share Purchase Mandate

The financial effects on the Company arising from share purchases made pursuant to the Share Repurchase Mandate will depend on, inter alia, the number of Ordinary Shares purchased or acquired, and the price paid for such Shares.

The financial effects on the Company, based on the consolidated audited financial statements of the Company for the financial year ended December 31, 2021, are based on the assumptions set out below:

(a)            Purchase or Acquisition out of Capital and/or Profits

(i)	if the Ordinary Shares are purchased or acquired entirely out of the capital of the Company, the Company shall reduce the amount of its share capital by the total amount of the purchase price paid by the Company for the Ordinary Shares (the “Purchase Price”) and the amount available for the distribution of cash dividends by the Company will not be reduced;

(ii)	if the Ordinary Shares are purchased or acquired entirely out of profits of the Company, the Company shall reduce the amount of its profits by the total amount of the Purchase Price and correspondingly reduce the amount available for the distribution of cash dividends by the Company; or

(iii)	where the Ordinary Shares are purchased or acquired out of both the capital and the profits of the Company, the Company shall reduce the amount of its share capital and profits proportionately by the total amount of the Purchase Price.

(b)           Number of Ordinary Shares Purchased or Acquired

Based on the number of issued and paid-up Ordinary Shares as at the date of this Notice, and assuming that no further Ordinary Shares are issued on or prior to the EGM, the purchase or acquisition by the Company of up to the maximum limit of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 3,775,099 Ordinary Shares.

(c)           Maximum price to be paid for Share Purchases

For illustrative purposes only, in the case of purchase by the Company and assuming that the Company purchases or acquires 3,775,099 Ordinary Shares at the Maximum Price of US$6.28 per Share (being the higher of the highest independent bid or the last independent transaction price of the Ordinary Shares quoted or reported on the NYSE Market highest for the date falling before the date of this Notice), the maximum amount of funds required for the purchase or acquisition of the 3,775,099 Ordinary Shares is approximately US$23,707,622.

For illustrative purposes only, and based on the assumptions set out above, and further assuming the repurchases of Ordinary Shares are made entirely out of profits, the financial effect of the share repurchases pursuant to the Share Repurchase Mandate on the consolidated audited financial statements of the Company for the financial year ended December 31, 2021, as if the Share Repurchase Mandate had been effective on December 31, 2021 are as illustrated below:

(i)            Purchases made entirely out of profits and held as treasury shares

Consolidated audited financial statements as at December 31, 2021	Before Share Repurchase (US$’000)	After Share Repurchase (US$’000)
Equity excluding treasury shares	7,985,996	7,985,996
Treasury shares	0	(23,707,622)
Total equity including treasury shares	7,985,996	(15,721,626)

Net Tangible Assets (“NTA”)	5,270,927	(18,436,695)
Current assets	6,496,162	(17,211,460)
Current liabilities	7,139,597	7,139,597
Total borrowings	1,840,834	1,840,834
Cash and cash equivalents	1,784,938	(21,922,684)
Net profit attributable to owners of the Company	(13,493,684)	(13,493,684)
Total number of issued Ordinary Shares	16,155,812	12,380,713

Financial Ratios
NTA per Share (S$)	.33	(.67)
Gearing (%) (Debt to Equity)	23%	(12%)
Current ratio (times)	.91	(2.41)
Earnings per Share (“EPS”) attributable to owners of the Company (US$ cents per Ordinary Share)	(.28)	(.36)

(ii)            Purchases made entirely out of profits and cancelled

Consolidated audited financial statements as at December 31, 2021	Before Share Repurchase (US$’000)	After Share Repurchase (US$’000)
Equity excluding treasury shares	7,985,996	(15,721,626)
Treasury shares	0	0
Total equity including treasury shares	7,985,996	(15,721,626)

Net Tangible Assets (“NTA”)	5,270,927	(18,436,695)
Current assets	6,496,162	(17,211,460)
Current liabilities	7,139,597	7,139,597
Total borrowings	1,840,834	1,840,834
Cash and cash equivalents	1,784,938	(21,922,684)
Net profit attributable to owners of the Company	(13,493,684)	(13,493,684)
Total number of issued Ordinary Shares	16,155,812	12,380,713

Financial Ratios
NTA per Share (S$)	.33	(.67)
Gearing (%) (Debt to Equity)	.23	(12%)
Current ratio (times)	.91	(2.41)
Earnings per Share (“EPS”) attributable to owners of the Company (US$ cents per Ordinary Share)	(.28)	(.36)

Shareholders should note that the financial effects illustrated above are based on certain assumptions and purely for illustrative purposes only. In particular, it is important to note that the appended analysis is based on historical audited accounts of the Company for the financial year ended December 31, 2021 and is not necessarily representative of the future financial performance of the Company or the Group. Under the Singapore Companies Act 1967, the Company may purchase or acquire its own Ordinary Shares out of the Company’s capital, as well as from its profits, so long as the Company is solvent. The Directors do not propose to exercise the Share Repurchase Mandate in contravention of the Singapore Companies Act 1967 or in a manner and to such extent that the financial position of the Group would be materially adversely affected.

Definitions

For purposes of this Notice (including the Proxy Form) the following definitions are used:

1.	Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in The Depository Trust Company (“DTC”), or its nominee, Cede & Co. in book entry form at VStock Transfer, LLC (“VStock”) or such other entity that may be engaged as registrar of members or transfer agent on behalf of the Company, a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

2.	Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

3.	NYSE American Shareholders: are Beneficial Shareholders.

General matters relating to the EGM:

1.	Quorum: The quorum required to transact business at the EGM is for at least two Shareholders to be present. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

2.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favour of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

3.	Identification of Beneficial Shareholders and Shareholders of Records (collectively, “Shareholder”) and their corporate representatives: Before any person may participate in the EGM, the Chairman of the EGM must be reasonably satisfied that the right of the person to participate at the GGM has been reasonably verified.

4.

Record Date for determining Beneficial Shareholders’ eligibility to vote: Only those Beneficial Shareholders recorded in the records of the relevant securities depository on 10 January, 2023 are eligible to vote.

 5.     Subject to the approval of Ordinary Resolution 1, the Share Consolidation Record Date for determining for the purpose of determining the entitlements of the Shareholders to the Consolidated Shares pursuant to the Proposed Share Consolidation shall be determined by the Board of Directors of the Company, within the requirements of Singapore corporate law and the rules and regulations of the NYSE American. The Company will file an amendment to its Form 6-K, filed to provide Notice of Extra Ordinary General Meeting, to report the Share Consolidation Record Date, when it has been determined by the Board of Directors of the Company.

Notes relating to measures to minimise the risk of COVID-19:

1.	Relevant Legislation: The EGM is being convened, and will be held, by way of electronic means as part of the Company’s efforts to minimise physical interactions and COVID-19 transmission risk. In this regard, the Board of Directors of the Company refers to:

(a)	the COVID-19 (Temporary Measures) Act 2020;

(b)	the COVID-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020 (the “Order”) and as amended on 14 April 2020, 24 April 2020, 28 September 2020 and 1 April 2021;

(c)	the statements by the Ministry of Law issued on 6 April 2021 and 15 December 2022 which extended the Order beyond 30 June 2021 until 1 July 2023; and

(d)	the joint statement by the Accounting and Corporate Regulatory Authority, the Monetary Authority of Singapore and Singapore Exchange Regulation (“SGX RegCo”) which introduced a checklist to guide listed and non-listed entities on the conduct of general meetings (the “Checklist”) arising from the latest updates from the Multi-Ministry Taskforce to ease safe management measures to facilitate business operations issued on 13 April 2020 (and subsequently updated on 27 April 2020, 22 June 2020, 1 October 2020 and 4 February 2022). The 4 February 2022 joint statement provided that the Regulator’s Column issued by the SGX RegCo on 16 December 2021 will form part of the Checklist.

2.	No Physical Attendance: Printed copies of this Notice and accompanying proxy form will be sent to Shareholders and published on the Company’s corporate website at the URL https://ir.geniusgroup.net/.

3.	Zoom Meeting: As the proceedings of the EGM will be conducted by way of electronic means, Shareholders will not be able to attend the EGM in person. Shareholders will be able to watch or listen to these proceedings through a live video feed on Zoom via their mobile phones, tablets or computers (“Live Webcast”). In order to do the above, Shareholders will have to follow these steps:

(a)	Shareholders (whether Beneficial Shareholders or Shareholders of Record) who wish to watch or listen to the EGM must pre-register their participation using at the URL https://us06web.zoom.us/webinar/register/WN_7XutqFjCQvKSYpxupxdyBA no later than 11:59 p.m. (Singapore time) on 12 February 2023 (“Registration Cut-off”).

(b)	Upon successful registration, Shareholder or its corporate representative will receive an email containing a link and a toll-free telephone number to access the Live Webcast, together with the relevant log in details and instructions, as well as instructions on how to watch or listen to the Live Webcast.

(c)	Shareholders who have pre-registered in accordance with paragraph 3(a) above but do not receive an email with a Zoom meeting invitation link by 11:59 p.m., 12 February 2023 (Singapore time) should contact the Company or Transfer agent for assistance via email to investors@geniusgroup.net or vote@vstocktransfer.com

(d)	Shareholders (or corporate representatives) must not forward the abovementioned link to other persons who are not Shareholders and who are not entitled to participate in the EGM.

4.	Submission of questions: Shareholders may submit questions related to the resolutions to be tabled no later than 11:59 p.m., 12 February 2023 (Singapore time) via email to investors@geniusgroup.net. The Company will address substantial and relevant questions received from shareholders either during the EGM through the Live Webcast, or through an announcement to be released on the Company’s corporate website at the URL https://ir.geniusgroup.net/ after-market hours on 17 February 2023. Shareholders will not be allowed to ask questions during the Live Webcast of the EGM.

Shareholders are also able to ask the questions at the EGM by typing in and submitting their questions through the “question and answer” (“Q&A”) function via Zoom. Instructions on how to access the Q&A function will be provided to Shareholders during the EGM.

5.	Voting by the Shareholders: Shareholders who wish to exercise their voting rights at the EGM may (where the Shareholder is an individual or a corporate representative) appoint the Chairman as proxy to vote on their behalf.

6.	Appointment of Proxies:

(a)	Shareholders may exercise their voting rights at the EGM via proxy voting. A proxy need not be a Shareholder.

(b)	Shareholders who wish to appoint proxies (including appointing the Chairman of the Meeting (the “Chairman”) as their proxy) to attend the EGM and vote at the EGM on their behalf must complete and submit the Proxy Form in accordance with the instructions below or on the proxy card; by 11.59 p.m. on 12 February 2023 (Singapore time).

(c)	A Shareholder who wishes to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering or scanning and sending a clear copy of it:

(i)	by NYSE American Shareholders by following the instruction on the proxy form by 11.59 a.m. on 12 February 2023 (Singapore time) and

(ii)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 11.59 a.m. on 12 February 2023 (Singapore time) .

In the Proxy Form, a Shareholder should specifically direct the proxy on how he/she is to vote for or vote against (or abstain from voting on) the resolutions to be tabled at the EGM. If no specific direction as to voting is given, the proxy (including the Chairman if he is appointed as proxy) will vote or abstain from voting at his/her discretion. All valid votes cast via proxy on each resolution will be counted.

(d)	If a Shareholder wishes to revoke this form of proxy and voting instruction, such Shareholder must send an email to notify this to VStock Transfer, LLC, (for shareholders of record), the relevant broker, dealer, securities depository or other intermediary (for beneficial holders) by 11.59 a.m. on 12 February 2023 (Singapore time).

7.	Personal Data Privacy:

By participating in the EGM (through pre-registration, attendance or the submission of any questions to be raised at the EGM) and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak and vote at the EGM and/or any adjournment thereof, or submitting any details of the Shareholder’s corporate representatives in connection with the EGM, a Shareholder (whether a Beneficial Shareholder or a Shareholder of Record) (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies appointed for the EGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the EGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

Attachments: - Proxy Form

GENIUS GROUP LIMITED

Company Registration No: 201541844C

Incorporated in the Republic of Singapore

PROXY FORM

EXTRA ORDINARY GENERAL MEETING

IMPORTANT By submitting an instrument appointing a proxy, the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Extra Ordinary General Meeting dated [date].

I/We,_______________________ (Name) __________________ (NRIC/Passport/Registration No.) of _______________ (Address) being the Shareholder of Record / Beneficial Shareholder of ______________ ordinary shares in Genius Group Limited (the “Company”) hereby appoint the Chairman of the Extra Ordinary General Meeting (“EGM”) as my/our proxy to attend, speak and vote for me/us on my/our behalf at the EGM of the Company to be convened and held by way of electronic means on 16 February 2023 at 9.00 p.m. Singapore time and at any adjournment thereof.

I/We direct the proxy of the EGM, to vote “For” or “Against”, or “Abstain” from voting on the Resolutions proposed at the EGM as indicated hereunder. If no specific directions as to voting is given or in the event of any other matter arising at the EGM and at any adjournment thereof, the proxy will vote or abstain from voting at his/her discretion.

No	Resolution	Number of votes For	Number of votes Against	Number of votes Abstain
Ordinary Resolution
1	To approve Proposed Share Consolidation
2	To approve the Share Repurchase Mandate

Dated the [ ____ ] day of ________________ 2023.

(Name in full & signature of member)

NOTES TO PROXY FORM:

1.	An instrument appointing a proxy shall be in writing and:

(a)	in the case of an individual shall be signed by the appointor or by his attorney; and

(b)	in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

2.	A proxy need not be a member of the Company.

3.	Shareholders who wish to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering [or scanning and sending a clear copy of it]:

(i)	by NYSE American Shareholders by following the instruction on the proxy form by 11.59 a.m. on 12 February 2023 (Singapore time); and

(ii)	by Shareholders on Record to VStock Transfer, LLC,18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 11.59 a.m. on 12 February 2023 (Singapore time).

4.	The power of attorney (if applicable) or other authority, if any, appointing a person to attend and vote at the Annual General Meeting must be submitted to the Company via email to investors@geniusgroup.net, not later than 48 hours before the time appointed for holding the EGM i.e., by 11.59 a.m. on 12 February 2023 (Singapore time).

5.	A corporation which is a Shareholder of the Company may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Annual General Meeting in accordance with Section 179 of the Companies Act 1967.

6.	Shareholders shall insert the relevant number of those shares owned by them that is to be represented in this Proxy Form. Shareholders are not obliged to vote all their shares or to vote all their shares in the same manner.

7.	Shareholders shall insert the relevant number of shares in respect of which they wish to vote in the relevant space under the columns headed “For”, “Against”, “Abstain”, as appropriate if they wish to split their votes across the voting options or to cast their votes in respect of a lesser number of shares than they own in the Company. Shareholders are not obliged to use all the votes exercisable by them, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by them. If Shareholders wishes to cast all of the votes of those shares owned by them that are represented in this Proxy Form in the same way in respect of a particular resolution, such Shareholders need not fill in such number of shares and shall indicate their vote as either “For”, “Against” or “Abstain” by placing a “✔” within the box provided.

8.	Any deletions, alterations or corrections made to this Proxy Form must be initialed by the Shareholder.

9.	In the case of joint Shareholders, all holders must sign this Proxy Form.

10.	The Chairman of the EGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the Shareholder wishes to vote.

11.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the Proxy Form are not ascertainable may be rejected.

12.	If a Shareholder wishes to revoke this form of proxy and voting instruction, such Shareholder must send an email to notify this to VStock Transfer, LLC (for shareholders of record), the relevant broker, dealer, securities depository or other intermediary (for beneficial holders) by 11.59 a.m. on 12 February 2023 (Singapore time).

13.	In any case where a Shareholder of Record is a securities depository whose name or whose nominee’s name is entered as a member in the register of members of the Company in respect of book-entry securities in the Company (“Depository”), the Company shall be entitled and bound:

(i)	to reject any instrument of proxy lodged if a person who has an account directly with the Depository, which account is credited with book-entry securities in the Company, (“Depositor”) is not shown to have any shares entered against his name in the register maintained by the Depository in respect of book-entry securities in the Company (“Depository Register”) as at 72 hours before the time of the EGM as certified by the Depository to the Company; and

(ii)	to accept as the maximum number of votes which in aggregate the proxy appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the EGM as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor. If that number is smaller than the number specified in the instrument of proxy, the maximum number of votes “For”, “Against” or “Abstain” shall be accepted in (as nearly as may be) the respective proportions set out in the instrument of proxy.